UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: November 6, 2025

UBS Group AG

(Registrant’s Name)

Bahnhofstrasse 45, 8001 Zurich, Switzerland

(Address of principal executive offices)

Commission File Number: 1-36764

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, 8001 Zurich, Switzerland

Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)

Commission File Number: 1-15060

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

This Form 6-K consists of the media releases announcing (i) the results and upsizing of the previously announced tender offers for seven series of UBS’s outstanding notes (the “Tender Offers”) and (ii) the corrected reference yields and total consideration of the Tender Offers, which appear immediately following this page.

The information contained in this Report on Form 6-K does not constitute an offer to purchase the notes. Holders of the notes should refer to the Offer to Purchase dated October 30, 2025, available from D.F. King & Co., Inc., the information agent for the tender offers.

Investor Relations Tel. +41-44-234 41 00 Media Relations Tel. +41-44-234 85 00

6 November 2025

News Release

UBS Announces Results and Upsizing of its Cash Tender Offers for Debt Securities

Zurich, 6 November 2025 – UBS Group AG and UBS AG, acting through its Stamford branch (each an “Offeror” and together the “Offerors”) announce today the results of their previously announced seven concurrent and separate offers (each, an “Offer” and collectively, the “Offers”) to purchase outstanding notes of the series listed in the table below (collectively, the “Notes”) and that it has amended the Offers by increasing the applicable Maximum Purchase Consideration from $4 billion to $8.6 billion. The Offers were made upon the terms and subject to the conditions set forth in the offer to purchase dated October 30, 2025 (the “Offer to Purchase”) and the accompanying notice of guaranteed delivery (the “Notice of Guaranteed Delivery” and, together with the Offer to Purchase, the “Tender Offer Documents”). References herein to “UBS” are references to UBS Group AG together with its consolidated subsidiaries (including UBS AG). Capitalized terms used and not otherwise defined in this announcement have the meanings given in the Offer to Purchase.

The Offers expired at 5:00 p.m. (Eastern time) on November 5, 2025 (the “Expiration Date”). The Initial Settlement Date will be November 7, 2025, and the Guaranteed Delivery Settlement Date will be November 10, 2025.

According to information provided by D.F. King & Co., Inc., the Information Agent for the Offers and Tender Agent for the USD Offers, and UBS AG, the Tender Agent for the EUR Offer, $8,544,989,115 combined aggregate principal amount of the Notes were validly tendered prior to or at the Expiration Date and not validly withdrawn. In addition, $29,350,000 combined aggregate principal amount of Notes were tendered pursuant to the Guaranteed Delivery Procedures (as defined in the Offer to Purchase) and remain subject to the Holders’ performance of the delivery requirements under such procedures. For the EUR Notes, U.S. dollar amounts were calculated based on the applicable exchange rate, as of 10:00 a.m. (Eastern time) on November 5, 2025, as reported on the Bloomberg screen page “BFIX” under the heading “EUR/USD Fixings.” The exchange rate for Euro was €1.00 = $1.14880.

The table below provides certain information about the Offers, including the aggregate principal amount of each series of Notes validly tendered and not validly withdrawn prior to the Expiration Date and the aggregate principal amount of Notes reflected in Notices of Guaranteed Delivery delivered at or prior to the Expiration Date pursuant to the Tender Offer Documents.

UBS Group AG and UBS AG, News Release, 6 November 2025	Page 1 of 4

Investor Relations Tel. +41-44-234 41 00 Media Relations Tel. +41-44-234 85 00

Acceptance Priority Level	Title of Security	CUSIP/ISIN	Issuer	Principal Amount Outstanding (millions)	Total Consideration(1)	Principal Amount Tendered(2)	Principal Amount Accepted(2)	Principal Amount Reflected in Notices of Guaranteed Delivery
1	7.500% Senior Notes due 2028	22550L2M2 / US22550L2M24	UBS AG(3)	$2,500	$1,079.51	$1,541,255,000	$1,541,255,000	$2,069,000
2	5.000% Senior Notes due 2027	22550L2K6 / US22550L2K67	UBS AG(3)	$1,192.45	$1,020.91	$582,366,000	$582,366,000	$971,000
3	9.016% Fixed Rate/Floating Rate Senior Callable Notes due 2033	144A: 225401BB3 / US225401BB38 Reg S: H3698DDW1 / USH3698DDW14	UBS Group AG(4)	$2,000	$1,276.11	$1,165,765,000	$1,165,765,000	$9,358,000
4	6.537% Fixed Rate/Floating Rate Senior Callable Notes due 2033	144A: 225401AZ1 / US225401AZ15; Reg S: H3698DDS0 / USH3698DDS02	UBS Group AG(4)	$3,000	$1,123.64	$2,240,463,000	$2,240,463,000	$4,337,000
5	7.750% Fixed Rate Reset Senior Callable Notes due 2029	Reg S ISIN: CH1214797172	UBS Group AG(4)	€3,000	€1,113.45	€ 945,404,000	€ 945,404,000	–
6	6.442% Fixed Rate/Floating Rate Senior Callable Notes due 2028	144A: 225401AV0 / US225401AV01; Reg S: H3698DDN1 / USH3698DDN15	UBS Group AG(4)	$1,750	$1,038.96	$1,052,888,000	$1,052,888,000	$9,595,000
7	4.282% Senior Notes due 2028	144A: 225401AC2 / US225401AC20; Reg S: H3698DAR5 / USH3698DAR55	UBS Group AG(4)	$2,250	$1,003.36	$876,172,000	–	$3,020,000

(1)

The total consideration for each series of Notes (such consideration, the “Total Consideration”) payable per each $1,000 or €1,000 principal amount of such series of Notes validly tendered for purchase.

(2)

The amounts exclude the principal amounts of Notes for which Holders have complied with certain procedures applicable to guaranteed delivery pursuant to the Guaranteed Delivery Procedures. Such amounts remain subject to the Guaranteed Delivery Procedures. Notes tendered pursuant to the Guaranteed Delivery Procedures are required to be tendered at or prior to 5:00 p.m., Eastern time, on November 7, 2025.

(3)

Originally issued by Credit Suisse AG, acting through its New York branch. On May 31, 2024, Credit Suisse AG merged into UBS AG and, by operation of law, UBS AG assumed Credit Suisse AG’s obligations as issuer under the terms and conditions applicable to this series of Notes. Effective June 12, 2024, UBS AG designated its Stamford branch (in place of its New York branch) as the branch through which UBS AG acts as issuer of this series of Notes.

(4)

Originally issued by Credit Suisse Group AG. On June 12, 2023, Credit Suisse Group AG merged into UBS Group AG and, by operation of law, UBS Group AG assumed Credit Suisse Group AG’s obligations as issuer under the terms and conditions applicable to this series of Notes.

Overall, $7,668,817,115 combined aggregate principal amount of Notes have been accepted for purchase (excluding Notes delivered pursuant to the Guaranteed Delivery Procedures). The Maximum Purchase Condition (after giving effect to the increase described above) has been satisfied with respect to the Offers in respect of the series of Notes with Acceptance Priority Levels of 1 – 6. Accordingly, all Notes of those series that have been validly tendered and not validly withdrawn at or prior to the Expiration Date have been accepted for purchase. UBS has not accepted any Notes with Acceptance Priority Level 7 (as indicated in the table above) and will promptly return all validly tendered Notes of such series to the respective tendering Holders.

Upon the terms and subject to the conditions set forth in the Tender Offer Documents, Holders whose Notes have been accepted for purchase in the Offers will receive the applicable Total Consideration for each $1,000 or €1,000 principal amount of such Notes in cash on the Initial Settlement Date or Guaranteed Delivery Settlement Date. In addition to the applicable Total Consideration, Holders whose Notes are accepted for purchase will be paid the Accrued Coupon Payment in cash. Interest will cease to accrue on the Initial Settlement Date for all Notes accepted in the Offers, including those tendered through the Guaranteed Delivery Procedures.

UBS Group AG and UBS AG, News Release, 6 November 2025	Page 2 of 4

Investor Relations Tel. +41-44-234 41 00 Media Relations Tel. +41-44-234 85 00

The Offerors have retained UBS Investment Bank, as Dealer Manager for the Offers. D.F. King & Co., Inc. is the Information Agent for the Offers and Tender Agent for the USD Offers. UBS AG is the Tender Agent for the EUR Offer. Questions regarding the terms of the Offers may be directed to UBS Investment Bank at (833) 690-0971 (toll-free), (212) 882-5723 (collect) or +44 20 7568 1121 and by email at americas-lm@ubs.com or ol-liabilitymanagement-eu@ubs.com. Any questions regarding procedures for tendering Notes or requests for additional copies of the Offer to Purchase and the Notice of Guaranteed Delivery should be directed to D.F. King & Co., Inc. by telephone at (646) 989-1649 (for banks and brokers only) and (800) 829-6551 (for all others toll-free) or +44 (0)20 7920 9700 and by email at UBS@dfking.com. Copies of the Offer to Purchase and the Notice of Guaranteed Delivery are available at https://clients.dfkingltd.com/UBS/.

UBS Group AG and UBS AG, News Release, 6 November 2025	Page 3 of 4

Investor Relations Tel. +41-44-234 41 00 Media Relations Tel. +41-44-234 85 00

Disclaimer

This press release is neither an offer to purchase nor a solicitation of an offer to sell the Notes or any other securities. The Offers were made only by and pursuant to the terms of the Offer to Purchase and only to such persons and in such jurisdictions as is permitted under applicable law. The information in this press release is qualified by reference to the Offer to Purchase. None of UBS, the Dealer Managers, any fiscal agent, any paying agent or any trustee, as applicable, the Tender Agents or the Information Agent or their respective directors, employees and affiliates makes any recommendation whatsoever regarding the Offers, or any recommendation as to whether Holders should tender their Notes for purchase pursuant to the Offers.

In making a decision regarding the Offers, Holders must rely on their own examination of the Offerors and the terms of the Offers, including the merits and risks involved. Holders should not consider any information in the Offer to Purchase to be legal, business or tax advice. Holders should consult their own counsel, accountant and other advisors as to legal, tax, business, financial and related aspects of an acceptance of the Offers. This release may contain statements that constitute “forward-looking statements,” within the meaning of applicable securities laws. While these forward-looking statements represent UBS’s judgments and future expectations concerning the development of UBS, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. For a discussion of the risks and uncertainties that may affect UBS please refer to the “Risk Factors” and other sections of UBS Group AG’s and UBS AG’s most recent Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

UBS Group AG and UBS AG

Investor contact

Switzerland:  +41-44-234 41 00

Americas:    +1 212 882 57 34

Media contact

Switzerland:   +41-44-234 85 00

UK:   +44-207-567 47 14

Americas:   +1-212-882 58 58

APAC:  +852-297-1 82 00

www.ubs.com/media

UBS Group AG and UBS AG, News Release, 6 November 2025	Page 4 of 4

.	Investor Relations Tel. +41-44-234 41 00 Media Relations Tel. +41-44-234 85 00

6 November 2025

News Release

UBS Announces Corrected Reference Yields and Total Consideration for its Cash Tender Offers for Debt Securities

Zurich, 6 November 2025 – UBS Group AG and UBS AG, acting through its Stamford branch (each an “Offeror” and together the “Offerors”) announce today corrected pricing terms for each series of notes included in their previously announced seven concurrent and separate offers (each, an “Offer” and collectively, the “Offers”) to purchase outstanding notes of the series listed in the table below (collectively, the “Notes”). The Offers were made upon the terms and subject to the conditions set forth in the offer to purchase dated October 30, 2025 (the “Offer to Purchase”) and the accompanying notice of guaranteed delivery (the “Notice of Guaranteed Delivery”). References herein to “UBS” are references to UBS Group AG together with its consolidated subsidiaries (including UBS AG). Capitalized terms used and not otherwise defined in this announcement have the meanings given in the Offer to Purchase.

Set forth below are the applicable Reference Yields and Total Consideration for each series of Notes, as of 10:00 a.m. (Eastern time) today, November 5, 2025, in accordance with the Offer to Purchase.

Acceptance Priority Level(1)	Title of Security	CUSIP/ISIN	Issuer	First Par Call Date(2)	Maturity Date	Principal Amount Outstanding (millions)	Reference Security(3)	Reference Security Yield	Fixed Spread (basis points)(3)	Bloomberg Reference Page	Total Consideration (2)(3)

1	7.500% Senior Notes due 2028	22550L2M2 / US22550L2M24	UBS AG(4)	N/A	February 15, 2028	$2,500	3.50% UST due 10/15/28	3.610%	20 bps	FIT1	$1,079.51

2	5.000% Senior Notes due 2027	22550L2K6 / US22550L2K67	UBS AG(4)	N/A	July 9, 2027	$1,192.45	3.50% UST due 10/31/27	3.596%	10 bps	FIT1	$1,020.91

3	9.016% Fixed Rate/Floating Rate Senior Callable Notes due 2033	144A: 225401BB3 / US225401BB38 Reg S: H3698DDW1 / USH3698DDW14	UBS Group AG(5)	November 15, 2032	November 15, 2033	$2,000	4.25% UST due 08/15/35	4.126%(6)	40 bps	FIT1	$1,267.52(6)

4	6.537% Fixed Rate/Floating Rate Senior Callable Notes due 2033	144A: 225401AZ1 / US225401AZ15; Reg S: H3698DDS0 / USH3698DDS02	UBS Group AG(5)	August 12, 2032	August 12, 2033	$3,000	4.25% UST due 08/15/35	4.126%(6)	40 bps	FIT1	$1,115.96(6)

5	7.750% Fixed Rate Reset Senior Callable Notes due 2029	Reg S ISIN: CH1214797172	UBS Group AG(5)	March 1, 2028	March 1, 2029	€3,000	0.50% DBR due 02/15/28	1.970%	65 bps	FIT GE1-3	€1,113.45

6	6.442% Fixed Rate/Floating Rate Senior Callable Notes due 2028	144A: 225401AV0 / US225401AV01; Reg S: H3698DDN1 / USH3698DDN15	UBS Group AG(5)	August 11, 2027	August 11, 2028	$1,750	3.75% UST due 08/15/27	3.621%	50 bps	FIT4	$1,038.96

7	4.282% Senior Notes due 2028	144A: 225401AC2 / US225401AC20; Reg S: H3698DAR5 / USH3698DAR55	UBS Group AG(5)	January 9, 2027	January 9, 2028	$2,250	4.00% UST due 01/15/27	3.682%	30 bps	FIT4	$1,003.36

UBS Group AG and UBS AG, News Release, 6 November 2025	Page 1 of 3

Investor Relations Tel. +41-44-234 41 00 Media Relations Tel. +41-44-234 85 00

(1)

Notes of series with Acceptance Priority Levels of 1 – 6 that have been validly tendered and not validly withdrawn at or prior to the Expiration Date have been accepted for purchase. UBS has not accepted any Notes with Acceptance Priority Level 7 and will promptly return all validly tendered Notes of such series to the respective tendering Holders.

(2)

For each series of Notes in respect of which a par call date is indicated, the calculation of the applicable Total Consideration (as defined below) was performed to the par call date. For each series of Notes in respect of which a par call date is not indicated, the calculation of the applicable Total Consideration was performed to the maturity date. See Annex A to the Offer to Purchase for an overview of the calculation of the Total Consideration with respect to the Notes.

(3)

The total consideration for each series of Notes (such consideration, the “Total Consideration”) payable per each $1,000 or €1,000 principal amount of such series of Notes validly tendered for purchase is based on the fixed spread specified in the table above for such series of Notes, plus the yield of the reference security specified in the table above for that series as quoted on the Bloomberg reference page specified in the table above as of 10:00 a.m. (Eastern time) on November 5, 2025. The Total Consideration does not include the applicable Accrued Coupon Payment, which will be payable in cash in addition to the applicable Total Consideration.

(4)

Originally issued by Credit Suisse AG, acting through its New York branch. On May 31, 2024, Credit Suisse AG merged into UBS AG and, by operation of law, UBS AG assumed Credit Suisse AG’s obligations as issuer under the terms and conditions applicable to this series of Notes. Effective June 12, 2024, UBS AG designated its Stamford branch (in place of its New York branch) as the branch through which UBS AG acts as issuer of this series of Notes.

(5)

Originally issued by Credit Suisse Group AG. On June 12, 2023, Credit Suisse Group AG merged into UBS Group AG and, by operation of law, UBS Group AG assumed Credit Suisse Group AG’s obligations as issuer under the terms and conditions applicable to this series of Notes.

(6)

Corrected Reference Security Yield and Total Consideration. The Total Consideration specified in the table above replaces the Total Consideration stated in UBS’s announcement on November 6, 2025 of the results of the Offers.

The Offers expired at 5:00 p.m. (Eastern time) on November 5, 2025 (the “Expiration Date”). The Initial Settlement Date for an Offer of any Notes accepted for purchase by the applicable Offeror, will be November 7, 2025 (the “Initial Settlement Date”). On November 6, 2025, UBS announced that overall, $7,668,817,115 combined aggregate principal amount of Notes have been accepted for purchase (excluding Notes delivered pursuant to the Guaranteed Delivery Procedures). The Maximum Purchase Condition (after giving effect to the increase announced on November 6, 2025) has been satisfied with respect to the Offers in respect of the series of Notes with Acceptance Priority Levels of 1 - 6. Accordingly, all Notes of those series that have been validly tendered and not validly withdrawn at or prior to the Expiration Date have been accepted for purchase. UBS has not accepted any Notes with Acceptance Priority Level 7 (as indicated in the table above) and will promptly return all validly tendered Notes of such series to the respective tendering Holders.

In addition to the applicable Total Consideration, Holders whose Notes are accepted for purchase will receive a cash payment equal to the accrued and unpaid interest on such Notes from and including the immediately preceding interest payment date for such Notes to, but excluding, the Initial Settlement Date. The Accrued Coupon Payment in respect of Notes accepted for purchase will be calculated in accordance with the terms of such Notes. For the avoidance of doubt, interest will cease to accrue on the Initial Settlement Date for all Notes accepted in the Offers and Holders whose Notes are tendered pursuant to the Guaranteed Delivery Procedures and are accepted for purchase will not receive payment in respect of any interest for the period from and including the Initial Settlement Date.

The Offerors have retained UBS Investment Bank, as Dealer Manager for the Offers. D.F. King & Co., Inc. is the Information Agent for the Offers and Tender Agent for the USD Offers. UBS AG is the Tender Agent for the EUR Offer. Questions regarding the terms of the Offers may be directed to UBS Investment Bank at (833) 690-0971 (toll-free), (212) 882-5723 (collect) or +44 20 7568 1121 and by email at americas-lm@ubs.com or ol-liabilitymanagement-eu@ubs.com.

UBS Group AG and UBS AG, News Release, 6 November 2025	Page 2 of 3

Investor Relations Tel. +41-44-234 41 00 Media Relations Tel. +41-44-234 85 00

Disclaimer

This press release is neither an offer to purchase nor a solicitation of an offer to sell the Notes or any other securities. The Offers were made only by and pursuant to the terms of the Offer to Purchase and only to such persons and in such jurisdictions as is permitted under applicable law. The information in this press release is qualified by reference to the Offer to Purchase. None of UBS, the Dealer Managers, any fiscal agent, any paying agent or any trustee, as applicable, the Tender Agents or the Information Agent or their respective directors, employees and affiliates makes any recommendation whatsoever regarding the Offers, or any recommendation as to whether Holders should tender their Notes for purchase pursuant to the Offers.

In making a decision regarding the Offers, Holders must rely on their own examination of the Offerors and the terms of the Offers, including the merits and risks involved. Holders should not consider any information in the Offer to Purchase to be legal, business or tax advice. Holders should consult their own counsel, accountant and other advisors as to legal, tax, business, financial and related aspects of an acceptance of the Offers. This release may contain statements that constitute “forward-looking statements,” within the meaning of applicable securities laws. While these forward-looking statements represent UBS’s judgments and future expectations concerning the development of UBS, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. For a discussion of the risks and uncertainties that may affect UBS please refer to the “Risk Factors” and other sections of UBS Group AG’s and UBS AG’s most recent Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

UBS Group AG and UBS AG

Investor contact

Switzerland:  +41-44-234 41 00

Americas:    +1 212 882 57 34

Media contact

Switzerland:  +41-44-234 85 00

UK:   +44-207-567 47 14

Americas:   +1-212-882 58 58

APAC:  +852-297-1 82 00

www.ubs.com/media

UBS Group AG and UBS AG, News Release, 6 November 2025	Page 3 of 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By:	/s/ David Kelly
Name: David Kelly
Title: Managing Director

By:	/s/ Ella Copetti-Campi
Name: Ella Copetti-Campi
Title: Executive Director
UBS AG

By:	/s/ David Kelly
Name: David Kelly
Title: Managing Director

By:	/s/ Ella Copetti-Campi
Name: Ella Copetti-Campi
Title: Executive Director

Date: November 6, 2025